ABC FUNDING, INC.
6630 Cypresswood Drive, Suite 200
Spring, Texas 77379
Phone (832) 559-6060
Fax (832) 559-6088

February 26, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
Attention:  Ms. Jill Davis
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           ABC Funding, Inc.
Form 8-K Filed February 12, 2009
File No. 000-51710

Dear Ms. Davis:

In connection with its response to those comments conveyed by the Commission staff in that letter of February 18, 2009 with respect to the above filing of ABC Funding, Inc. (the “Company”) is filing with the Commission:

▪	Amendment No. 1 to the Company’s Form 8-K (the “Amended Form 8-K”), which revises the original filing on Form 8-K filed with the Commission on February 12, 2009 (the “Form 8-K.”);

For your convenience, we have “R” tagged the Amended Form 8-K in the EDGAR submission to show the changes made to the Form 8-K, as filed with the Commission on February 12, 2009.

For the Commission staff’s further benefit, we provide the following responses to its February 18th comments.  Capitalized terms contained herein and not otherwise defined herein have the meaning ascribed to each of them in the Form 8-K.

Form 8-K Filed February 12, 2009

1.
The Commission File Number included on your periodic report on Form 8-K appears to be inconsistent with the Commission File Number on record of 000-51710.  Please ensure that future periodic reports include the appropriate file number.

The Company has corrected the Commission File Number of 000-51710 on this Amended Form 8-K and will include the file number on all future periodic reports it files.

2.
We note your disclosure that the financial statements for the period ended September 30, 2008, should no longer be relied upon as a result of the determination made by “[your] management in conjunction with [your] independent auditors.”  Please tell us whether this disclosure is the result of your own conclusions or the result of having been advised or otherwise notified of such by your independent accountant.

If your disclosure is the result of your own conclusions, please amend your filing to clarify this fact.

If your disclosure is the result of advisement or notification from your independent accountant, please amend your filing to include the items required to be disclosed by Item 4.02(b) for Form 8-K and append the letter from your independent accountant as required by Item 4.02(c) of Form 8-K.

The Company has revised its disclosure in the Amended Form 8-K to clarify the error was identified by its independent auditors and has provided the items required by Item 4.02(b) for Form 8-K and has appended as Exhibit 99.1 to the Amended Form 8-K the letter from the Company’s independent auditors as required by Item 4.02(c) of Form 8-K.

3.	Please expand your disclosure pursuant to paragraph (a)(2) of the instructions to Item 4.02 of Form 8-K to:

•	Identify which previously reported financial statements balances and results have changed (or are expected to change) upon correction of the error;
•	State the amount by which these balances and results have changed (or are expected to change) for each reporting period; and
•	Identify any other implications of the correction of the error (e.g. breach of covenants or defaults on obligations, if any).

The Company has revised its disclosure in the Amended Form 8-K to: (1) identify which previously reported financial statements have changed; (2) disclosed the amount by which these balances and results have changed for each reporting period; and (3) identified any other implications of the correction of the error.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission staff have any further questions, please do not hesitate to contact me at (832) 559-6060 or our counsel, Matthew Cohen at (212) 751-3794.

Sincerely,
                                        /s/  Carl A. Chase
Carl A. Chase
Chief Financial Officer